Exhibit 99.1

Board’s Resolution of share buy-back program

1.Date of the board of directors resolution: 2008/08/27

2.Purpose of the share repurchase: buy back and cancel

3.Type of shares to be repurchased: Common shares

4.Ceiling on total monetary amount of the share repurchase: NTD$79,464,644 thousand.

5.Scheduled period for the repurchase: 2008/08/28~2008/10/27

6.Number of shares to be repurchased: A maximum of 200,000,000 shares.

7.Repurchase price range: NTD$9.31 to NTD$21.05 per share.

8.Method for the repurchase: Purchased directly from the open market.

9.Ratio of the shares to be repurchased to total issued shares of the Company: 1.51%

10.Number of the Company’s own shares held at the time of reporting: 704,298,951 shares

11.Status of repurchases within three years prior to the time of reporting: 2,150,000,000 shares had been bought back from 2005/05/16 to 2006/07/22.

12.Status of repurchases that have been reported but not yet completed: None.

13.Minutes of the board of directors meeting that resolved for the share repurchase:

To approve the 12th share buy-back program and the declaration of capital maintenance.

(1) To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a. Purpose of the buyback: buy back and cancel

b. Buyback period: 2008/08/28~2008/10/27.

c. Number of shares to be repurchased: A maximum of 200,000,000 shares.

d. Repurchase price range: NTD$9.31 to NTD$21.05 per share, If the market price falls below the lowest range, the company is still authorized to purchase the shares.

e. The declaration of capital maintenance.

(2) Pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act, the program shall be approved by a majority of the directors present at a directors meeting attended by two-thirds or more of directors.

Resolution: Approved.

14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The number of shares to be repurchased accounts for 1.51% of UMC’s outstanding shares, and the maximum amount for buy-back program is 7.01% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the buy-back program.

17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The repurchase price range of the share buy-back program: NTD$9.31 to NTD$21.05 per share is reasonable. The total monetary amount of shares to be repurchased in the price range foresaid will not have a material impact on the Company’s financial structure, financial ratio, solvency, profitability and cash flow.

18.Other particular specified by the Securities and Futures Bureau: None.

Exhibit 99.2

The event of the Hsinchu District Prosecutors Office visiting UMC’s offices

1.Date of occurrence of the event: 2008/08/27

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

On the afternoon of Aug. 27th, the Hsinchu District Prosecutors Office visited UMC’s offices. According to the documents provided by the staff of the Hsinchu District Prosecutors Office, the investigation is related to investment of the company on ProMOS. The investigation had no material influence on the operation of the company. As of today, UMC has not found any evidence of inappropriate activities that leads to the violation of any applicable regulations. UMC’s financial activities and investment decisions, as always, comply with applicable rules and regulations, with careful evaluation and proper decisions made accordingly. UMC fully respects the procedures of jurisdiction and fully cooperate with the investigation. UMC strongly regrets the action taken by the Investigation Bureau and wish the truth to be revealed with all speed, proven the right justice among the public.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.3

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2008/09/01

2.Number of shares repurchased this time: 25,413,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$333,727,770

5.Average repurchase price per share this time: NTD$13.13

6.Cumulative number of own shares held during the repurchase period: 25,413,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.19%

8.Any other matters that need to be specified: None

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2008/09/04

2.Number of shares repurchased this time: 32,000,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$405,014,186

5.Average repurchase price per share this time: NTD$12.66

6.Cumulative number of own shares held during the repurchase period: 57,413,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.43%

8.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2008/03/27~2008/09/05

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $548,477,028 NTD; total transaction price: $548,477,028 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials Asia Pacific Limited.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2007/12/11~2008/09/08

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $532,863,541 NTD; total transaction price: $532,863,541 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Tokyo Electron Limited.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.7

United Microelectronics Corporation
September 9, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
August	Invoice amount	6,423,485	8,993,388	(2,569,903)	(28.58)
2008	Invoice amount	53,131,092	59,615,384	(6,484,292)	(10.88)
August	Net sales	8,165,231	10,433,413	(2,268,182)	(21.74)
2008	Net sales	65,937,194	68,608,201	(2,671,007)	(3.89)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	103,790

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	52,857,980
UMC’s subsidiaries	0	0	3,163,460
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	12,122,880	7,500,000
Net Profit from Fair Value	(255,595)	(60,448)
Written-off Trading Contracts	60,951,181	7,500,000
Realized profit (loss)	424,248	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.8

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2008/09/10

2.Number of shares repurchased this time: 34,210,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$416,664,576

5.Average repurchase price per share this time: NTD$12.18

6.Cumulative number of own shares held during the repurchase period: 91,623,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.69%

8.Any other matters that need to be specified: None

Exhibit 99.9

United Microelectronics Corporation
For the month of August, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of August, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	July 31, 2008	August 31, 2008	Changes
Vice President	S C Chien	2,482,917	2,282,917	(200,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	July 31, 2008	August 31, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	August	2008
Fixed assets	58,116	404,770
Semiconductor Manufacturing Equipment	316,946	4,962,093

4)	The disposition of assets (NT$ Thousand)

Description of assets	August	2008
Fixed assets	0	0
Semiconductor Manufacturing Equipment	2,200	41,509

Exhibit 99.10

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2008/09/16

2.Number of shares repurchased this time: 37,854,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$408,456,269

5.Average repurchase price per share this time: NTD$10.79

6.Cumulative number of own shares held during the repurchase period: 129,477,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.98%

8.Any other matters that need to be specified: None